UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 5

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843 and 333-216883) and Form F-3 (Registration Numbers 333-209336, 333-211511 and 333-216882) of Ascendis Pharma A/S (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

While the Company has not finalized its full financial results for the fiscal year ended December 31, 2017, it expects to report that the Company had approximately €195.4 million in cash and cash equivalents, and 36,984,292 ordinary shares outstanding, as of December 31, 2017. These amounts are preliminary, have not been audited and are subject to change upon completion of the Company’s audited financial statements for the year ended December 31, 2017. Additional information and disclosures would be required for a more complete understanding of the Company’s financial position and results of operations as of December 31, 2017.

On May 23, 2017, the Company entered into a Sales Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) and J.P. Morgan Securities LLC (“J.P. Morgan”) to sell American Depositary Shares (the “ADSs”), each of which represents one ordinary share of the Company, DKK 1 nominal value per share, with aggregate gross sales proceeds of up to $100,000,000, from time to time, through an at the market offering (the “ATM”) with BofA Merrill Lynch and J.P. Morgan as sales agents. As of the date of this report, the Company has not sold any ADSs under the ATM. In connection with the Company’s proposed public offering, the Company will not use the ATM unless and until it files an updated prospectus supplement reducing the amount available under its ATM prospectus supplement or file a new registration statement reflecting the number or dollar amount of ADSs that the Company may sell under the ATM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: February 20, 2018	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Chairman and Senior Vice President, General Counsel